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                             August 3, 2022

       Vadim Mats
       Chief Executive Officer
       The NFT Gaming Company, Inc.
       101 Eisenhower Parkway, Suite 300
       Roseland, NJ 07068

                                                        Re: The NFT Gaming
Company, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted July 15,
2022
                                                            CIK No. 0001895618

       Dear Mr. Mats:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Risk Factors
       Whether a particular non-fungible token (NFT) or other digital or
crypto    asset is a    security"...,
       page 20

   1. We note the statements in the risk factor on page 20 that the legal test for determining whether a particular
crypto asset is a security    evolves over time    and that the    SEC   s
                                                        views in this area have
evolved over time and it is difficult to predict the direction or timing of any
continuing evolution.    Please remove these statements as the legal tests are
                                                        well-established by
U.S. Supreme Court case law and the Commission and staff have issued reports, orders,
and statements that provide guidance on when a crypto asset may be a security for
purposes of the U.S. federal securities laws.
 Vadim Mats
FirstName  LastNameVadim
The NFT Gaming   Company,Mats
                         Inc.
Comapany
August     NameThe NFT Gaming Company, Inc.
       3, 2022
August
Page 2 3, 2022 Page 2
FirstName LastName
General

2. We note your response to comment 1, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future
        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Matt Derby, Staff Attorney, at 202-551-3334 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Richard Friedman